Mail Room 4561

July 5, 2006

Scott P. Mitchell
Interim Chief Executive Officer and President
Think Partnership Inc.
28050 US 19 North, Suite 509
Clearwater, Florida 33761

> **Re: Think Partnership, Inc.**
> **Registration Statement on Form S-3**
> **Filed on June 7, 2006**
> **File No. 333-134823**

Dear Mr. Mitchell:

We have limited our review of the above-referenced Form S-3 registration statement of Think Partnership, Inc. to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that all comments related to the Form SB-2 registration statement 333-121761 should be resolved before you seek acceleration of the effective date of the above-cited registration statement. To the extent that comments issued in connection with the concurrently filed SB-2 relate to the present filing, you should ensure that the current registration statement reflects any necessary revisions, or provide us with you analysis explaining why you believe our comment is not applicable.

Cover Page

2. In addition, for this registration statement and for the pending SB-2, revise the cover pages of each to disclose the existence of the concurrent public offering of Think Partnership's securities. Please refer specifically to the number of shares being separately offered concurrently under the each of the registration statements. In this regard, we note your disclosure in the Description of Securities on page 11 regarding the Form SB-2.

Selling Stockholders, page 4

3. Please include the selling shareholder information required by Item 507 of Regulation S-K. Specifically, provide a detailed introductory description of each of the transactions by which the selling security holders in the table acquired the Series A convertible preferred and warrants. Regarding the Litmus Media acquisition, discuss the earnout conditions, which, if satisfied, would result in approximately 21 million shares issuable. Also include a materially complete description of any material relationship the selling security holders have or had with Think Partnership, Inc. or its predecessors or affiliates within the past three years.

4. You disclose on page 4 that the number of shares beneficially owned prior to the offering listed in the second column of the table does not reflect the 4.99% limitation on conversion of the Series A preferred. Please revise to show the actual beneficial ownership consistent with the determination of beneficial ownership rules in 13d-3 of the Exchange Act or provide us with your analysis as to why this is not required. Any limitations on ownership can be disclosed separately.

5. We note from the footnote disclosure that Karl Brewer and J. Steven Emerson have voting and dispositive power with respect to the shares to be resold by several selling shareholders. We are unclear why you have not chosen to aggregate Mr. Brewer's and Mr. Emerson's shares so that investors better understand where beneficial ownership lies with respect to Think Partnership's shares. Please revise or advise.

Legal Matters, page 72

6. Please specify the number of shares held by each of the two shareholders of Shefsky & Froelich Ltd. who hold shares in Think Partnership, Inc., unless the interest of the two shareholders combined does not exceed $50,000. See Item 509, which requires disclosure of the nature of the interest of counsel.

Exhibits

7. We were unable to locate in the exhibit index the securities purchase agreements relating to the shares covered by this registration statement. Please file the securities purchase

agreements, and any amendments thereto, governing the Series A convertible preferred shares and warrants.

Legality Opinion

8. We note your disclosure in the ultimate paragraph that the "opinion is rendered only to you and is solely for your benefit." Please remove from that sentence the words "only" and "solely" and any implication that investors may not rely on the opinion. In this regard, the following sentence requiring written consent for reliance upon the opinion should also be eliminated.

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Scott P. Mitchell
Think Partnership Inc.
July 5, 2006
Page 4

        We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3735.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

cc: <u>Via facsimile: (312) 275-7554</u>
        Michael Choate, Esq.
        Shefsky & Froelich, Ltd.